December 4, 2024

James Gernetzke
Chief Financial Officer
Exodus Movement, Inc.
15418 Weir Street, Suite #333
Omaha, NE 68137

       Re: Exodus Movement, Inc.
           Amendment No. 6 to Registration Statement on Form 10-12G Filed November 27, 2024
           File No. 000-56643
Dear James Gernetzke:

       We have reviewed your amended filing and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond.

Amendment No. 6 to Registration Statement on Form 10-12G
General

1.     Please confirm your understanding in writing that:
           our decision not to issue additional comments should not be interpreted to mean that we either agree or disagree with your disclosure or responses, or, with respect to your business operations, any conclusions you have made, positions you have taken, or practices you have engaged in or may engage in. completing our review of the filing does not foreclose the
Commission from
           taking any action or advancing any position with respect to the filing, the
           company, or the company   s practices.
 December 4, 2024
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Kate Tillan at 202-551-3604 or David Irving at 202-551-3321 if you
have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or Sandra Hunter Berkheimer at 202-551-3758
with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Crypto
Assets
cc:   Thomas J. Kim